December 19, 2005

By Facsimile and U.S. Mail

Christopher K. Davis
Everest Properties II, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, CA 91101

	Re:	Wilder Richman Historic Properties II
		Schedule TO-T, Amendment No. 2
      Filed December 16, 2005 by Everest Properties II, LLC

Dear Mr. Davis:

	We have the following comments on the above-referenced filing:

Schedule TO-T
1. We note your responses to comments 1 and 2. The bidders have formed a group that together controls 49% of the outstanding units and one of the bidders is controlled by persons who control the operating general partner of the partnership. On these facts, we remain unable to concur with your analysis that the bidders are not affiliates of the partnership engaged in a Rule 13e-3 transaction. You should revise the filing to comply with the requirements of Rule
13e-3.
2. We note your responses to comments 3 and 4.  Tell us
approximately
how many days after expiration of the offer you will pay for all units tendered. As this is an offer for all that will potentially trigger partnership restrictions on the number of units that may be transferred in a certain period of time and may also trigger the partnership provision prohibiting a tax termination, it appears that there may be an extended period of time before units will be transferred or before the general partner will acknowledge the change in ownership. Although we will consider a reasonable extension of the typical three to five business days for prompt payment in the limited partnership context, we note that payment in 30 days, for example, does not satisfy the prompt payment requirement, as noted in
Section II.D of Exchange Act Release No. 43069 (July 31,
2000)("Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers").
3. We note your response to comment 5. Although we note that you modified the paragraph in the offer that relates to the benefit of a sale in 2005, in your letter to unit holders you again highlight information that implies that transfers will be effective for tax purposes prior to the end of the year. As the offer is currently scheduled to expire on December 29, 2005, you should advise unit holders of the risk that the units will not be transferred prior to the end of the year in all future communications with unit
holders.
4. We reissue comment 6.  Comment 8 of our November 23, 2005 letter
highlighted similar language in condition (f) which has not been altered. Comment 9 of our November 23 letter also addressed language in condition (d).  Please revise these conditions accordingly.
*  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Christopher K. Davis
December 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE